SCHEDULE A

to the

ADMINISTRATIVE SERVICES AGREEMENT

Funds to be Serviced Under This Agreement

Amerigo Fund

Clermont Fund

Berolina Fund

Descartes Fund

Liahona Fund

This Schedule was amended on September 23, 2005 to add the Berolina Fund, and on December 19, 2005 to add the Descartes and Liahona Funds.

ADVISORONE FUNDS

GEMINI FUND SERVICES, LLC

By:_/s/ W. Patrick Clarke________                        By:_/s/ Michael Wagner__________

W. Patrick Clarke, President

Michael Wagner, President